UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM 2024 Annual General Shareholder Meeting Resolutions

Santiago, Chile, April 25, 2024 –Sociedad Química y Minera de Chile S.A. ("SQM", the "Company") (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced the following information:

Today, the Company held its 49th Annual General Shareholders’ Meeting during which several items were approved, including:

(a) Approval of the Company’s annual report, the financial statements and the external auditors’ report for the year ended December 31, 2023.
(b) Appointment of PricewaterhouseCoopers Consultores, Auditores SpA as the Company’s external auditors for the period January 1 through December 31, 2024.
(c) Approval of the distribution of a final dividend as recommended by the Board of Directors and communicated as an essential fact (hecho esencial) on March 28, 2024.
(d) Election of the Board of Directors, with the following members: Gina Ocqueteau Tacchini, Antonio Gil Nievas, Gonzalo Guerrero Yamamoto, Patricio Contesse Fica, Ashely Luke Ozols, Hernán Büchi Buc, Georges de Bourguignon Arndt and Xu Tieying, with Mrs. Ocqueteau and Mr. Gil as independent directors.
(e) Approval of the remuneration structure for the Board members, and the members of the Board committees, and their expenses.

In an extraordinary Board meeting on the same day, the Board agreed to appoint Mr. Gonzalo Guerrero as Chairman of the Board and Mr. Patricio Contesse as Vice Chairman of the Board. The composition of the Board’s committees was also agreed upon at the meeting, as follows:

(a) Directors’ Committee: Gina Ocqueteau, Antonio Gil and Hernán Büchi;
(b) Corporate Governance Committee: Patricio Contesse, Hernán Büchi and Xu Tieying;
(c) Safety, Health and Environment Committee: Georges de Bourguignon, Patricio Contesse and Gonzalo Guerrero.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 25, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO